 Exhibit 99.1

August 14, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER RELEASES RESULTS OF PRIOR CORICANCHA
EXPLORATION DRILLING AND UPDATES CURRENT PROGRAM

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) ("Great Panther" or the "Company") is releasing results from the exploration drilling program conducted on the Coricancha gold-silver-lead-zinc-copper property in the central Andes of Peru. Great Panther held the property under option during the period May 2015 to May 2016 but terminated the option before the results could be released. The Company subsequently renegotiated and closed the acquisition of the mine and mill complex and now owns a 100% interest (see news release dated July 3, 2017).

The exploration program comprised 33 diamond drill holes, in 5,875 metres, from surface and underground in 2015 and 2016. Three main veins were targeted, Wellington, Constancia and Colquipallana, and one new exploration target, the Animas vein (see table of highlights below). Constancia was historically the main producing vein, followed by the Wellington vein. Highlights include Wellington hole Cori-15-003, which intersected 10.46g/t Au, 388g/t Ag, 1.64% Cu, 0.53% Zn and 2.86% Zn over a true width of 0.53 metres, and Constancia hole Cori-15-13 that intersected 22.64g/t Au, 83g/t Ag, 0.19% Cu, 1.12% Pb and 2.30% Zn over a true width of 0.41 metres.

“The initial drilling results at Coricancha demonstrate the potential to extend known zones of high grade mineralization,” stated Robert Archer, President & CEO. “The high gold and silver grades, good continuity and significant exploration upside all underscore our optimism that Coricancha has the potential to be a new mine for the Company. While the veins pinch and swell, we have extensive experience in mining narrow widths at our Topia Mine in Mexico. Since closing the acquisition at the end of June, we have embarked on a comprehensive program of technical studies with the objective of returning the mine to production.”

The intersections on the Constancia and Wellington veins represent extensions of known high grade areas and have added to the mineral inventory. Holes Cori-15-009 through 012 were drilled through pillars in old workings on the Constancia vein and these intersections have not been included below. Intersections on the Colquipallana vein were narrower but demonstrated high gold grades as evidenced by hole Cori-15-011, which returned 20.75g/t Au, 121g/t Ag, 0.52% Cu, 0.17% Pb and 0.05% Zn across 0.21 metres. Follow up drilling will initially concentrate on wider areas.

Only two holes were drilled on the Animas vein following up on encouraging surface channel samples. These are believed to be the first drill holes ever on this target and returned 3.64g/t Au and 417g/t Ag over 0.41 metres and 1.50g/t Au and 107g/t Ag over 1.20 metres, with minor base metals. Follow-up drilling is planned.

Highlights of 2015-16 Drilling at Coricancha:

HOLE ID	FROM (m)	TO (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	TRUE THICKNESS (m)
Wellington
Cori-15-001	136.60	137.60	5.09	84	0.72	0.28	0.89	0.70
Cori-15-002	233.90	236.20	5.93	717	0.10	1.27	12.03	0.83
Cori-15-003	172.60	173.70	10.46	388	1.64	0.53	2.86	0.53
Cori-15-006	141.62	142.95	6.98	37	0.11	0.11	0.57	0.75
Cori-15-007	160.50	161.50	9.93	335	1.26	0.58	5.13	0.59
Cori-16-030	135.30	137.90	5.08	127	0.46	0.50	3.71	1.72
Cori-16-032	217.86	219.10	3.46	109	0.13	0.29	2.44	0.58
Colquipallana
Cori-15-011	54.34	54.60	20.75	121	0.52	0.17	0.05	0.21
Constancia
Cori-15-013	109.77	110.24	22.64	83	0.19	1.12	2.30	0.41
Cori-16-017	148.45	148.75	8.32	11	0.01	0.28	0.40	0.23
Cori-16-018	131.80	132.15	12.38	53	0.06	1.64	1.55	0.25
“	136.80	137.30	3.91	65	0.09	2.66	6.11	0.35
Cori-16-019	189.73	190.26	12.96	7	0.03	0.04	0.01	0.27
Cori-16-020	189.92	190.64	20.32	79	0.31	1.80	0.90	0.40
Cori-16-021	192.35	193.25	9.59	38	0.11	0.90	3.68	0.52
Cori-16-022	191.70	192.64	6.91	24	0.07	0.19	0.70	0.51
Cori-16-023	118.57	118.85	17.8	1096	0.27	4.18	6.47	0.18
Cori-16-024	97.27	97.48	3.20	644	0.09	0.42	1.04	0.17
Cori-16-025	119.80	120.07	5.84	664	0.12	1.37	1.15	0.21
Cori-16-026	130.13	130.26	1.92	104	0.01	1.34	0.80	0.08
Cori-16-028	163.45	165.27	4.20	1883	0.55	7.84	3.98	1.04
Animas
Cori-16-031	132.60	133.36	3.64	417	0.04	0.25	0.65	0.41
Cori-16-033	118.62	120.62	1.50	107	0.03	0.97	1.14	1.20

An updated mineral resource estimate is underway, incorporating all previous drilling and the results from all underground sampling undertaken by previous owners. While it is believed that this will increase the mineral inventory, the use of current (lower) metal prices compared to the 2012 historical resource estimate is expected to offset this to some degree. Additional drilling is planned, but the timing will depend on surface and underground rehabilitation and development required to support the program.

Engineering and environmental studies were also initiated during the option period and are being expanded in scope and detail to a Prefeasibility level in order to refine operating parameters. Infrastructure improvements and mine development are commencing to support underground drilling and the application for a surface drilling permit is being prepared. Further updates will be provided as work progresses.

The Coricancha Mine Complex (the “CMC”) is a fully permitted polymetallic mine that includes an operational 600 tonne per day flotation and gold BIOX® bio-leach plant along with supporting mining infrastructure. The CMC has been on care and maintenance since August 2013. The CMC property comprises more than 3,700 hectares in the prolific Central Polymetallic Belt of Peru and production at the mine dates back to 1906. Gold-silver-lead-zinc-copper mineralization (approximately 80% gold-silver by value) occurs as massive sulphide veins that have been mined by cut and fill extraction methods.

The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS lab in Lima, Peru. Gold was completed with FAA313 technique, with over-limits (10g/t) completed by FAG303. 50 element ICP (ICM12B) included silver, copper, lead, and zinc. Over limit assaying for silver (10ppm) was completed with AAS11B, while over limit assaying for copper, lead, and zinc (all at 1%) was conducted with AAS11B.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., consultant to the Company, who is the Qualified Person (QP) for the CMC under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango; and advancing the development of the Coricancha Mine Complex in Peru. The Company’s activities also include the pursuit of additional mining opportunities in the Americas.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements include but are not limited to statements regarding the timing and results of technical studies, potential changes to the CMC resource base, and the economic viability of the CMC; and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of the CMC, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining and reclamation operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.  There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed.  Readers are cautioned not to place undue reliance on forward looking statements.  The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:   1 888 355 1766

Tel:        +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com